CLEARLY CANADIAN LANDS LARGE U.S. LISTING
FOR NEW ENHANCED WATERS

VANCOUVER, B.C., November 19, 2007— CLEARLY CANADIAN BRANDS (OTCBB: CCBEF) (the “Company”) announced today that its new line-up of Natural Enhanced Waters (dailyEnergy, dailyVitamin and dailyHydration) have been listed with Casey’s General Stores, a large Midwestern convenience store chain. Casey’s owns and operates over 1,450 convenience stores in nine states.

“We continue to make progress with our new daily Natural Enhanced Waters line-up,” stated Brent Lokash, CEO of Clearly Canadian, “With the addition of Casey’s General Stores we will now have a strong presence for this product line throughout the Midwest, and we are pleased to be working with a company who’s commitment to quality and service are second to none. Having only introduced the daily Natural Enhanced Waters earlier this year, it is encouraging that we continue to land major national retail accounts and open up new relationships with leading retailers.”

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products and the revenue growth for the Company. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318